Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

19 June 2018

MID-POINT OF PATIENT ENROLMENT REACHED IN AIPAC TRIAL

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”) is pleased to announce that it has reached the mid-point in patient enrolment for its ongoing AIPAC Phase IIb clinical trial evaluating eftilagimod alpha (“efti” or “IMP321”) in combination with paclitaxel in metastatic breast cancer.

A total of 113 patients have been enrolled in AIPAC, representing half of the 226 patients planned for the study. In 2018 clinical trial sites were opened in Germany, the UK, France and Hungary complementing the existing active sites in Belgium, Poland and the Netherlands, thereby leading to an acceleration of the monthly recruitment rate.

All clinical sites are now actively recruiting and treating patients as part of the randomised and controlled phase of the study. The primary clinical end-point of the study is Progression-Free Survival (“PFS”). Based on current projections, the AIPAC study is expected to be fully recruited with 226 patients by the end of calendar year 2018, with first PFS data expected in calendar year 2019.

Dr. Frederic Triebel, Immutep’s Chief Scientific Officer and Medical Officer, commented “We are very excited to have reached this important milestone. During the past 18 months, CDK4/6 inhibitors, such as Ibrance from Pfizer, have been gradually incorporated into the treatment regimen for metastatic breast cancer in various European countries. This has been done to reinforce and extend the hormonal therapy timeframe for patients before moving to the first line chemotherapy setting. As a onetime practice changing event it resulted in a temporary slowdown in the rate of recruitment for AIPAC, however this has now accelerated again especially as all European sites are now actively recruiting.

Possible changes in patient characteristics at the start of chemotherapy should not have an impact on the robustness of the AIPAC trial due to the double-blind randomization design. From a commercial perspective, the number of patients entering the first line chemotherapy setting should remain the same. There is a great deal of interest from patients, clinicians, and investors in the LAG-3 immune control mechanism and we are extremely pleased to be at the forefront of this rapidly emerging area of medicine with the clinical development of efti.”

About the AIPAC clinical trial

The ongoing AIPAC (Active Immunotherapy PAClitaxel) Phase IIb clinical trial is a European multi-centre, randomised, double-blind, placebo-controlled study evaluating eftilagimod alpha (“efti” or “IMP321”) in combination with paclitaxel in metastatic breast cancer (clinicaltrials.gov identifier NCT 02614833). The study consists of two parts: a safety run-in phase (15 patients) and a randomised and controlled phase (226 patients).

As announced previously, in the safety run-in phase of the study, the overall response rate (“ORR”) in patients to the combination of paclitaxel and efti was 47%, and the disease control rate (“DCR”) was 87%. It was also noted that two of the responses to the combination therapy occurred relatively late in the treatment (after ~6 months) and that the safety run-in phase reported a very encouraging safety profile.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information, please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com